Exhibit 99.1

Bristol-Myers Squibb and Compugen Announce Clinical Collaboration to Evaluate
Therapeutic Regimen in Advanced Solid Tumors

NEW YORK and HOLON, Israel – October 11, 2018 – Bristol-Myers Squibb Company (NYSE: BMY) and Compugen (NASDAQ: CGEN) today announced the companies have entered into a clinical trial collaboration to evaluate the safety and tolerability of Compugen’s COM701, an investigational anti-PVRIG antibody, in combination with Bristol-Myers Squibb’s programmed death-1 (PD-1) immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors. In conjunction with this collaboration, Bristol-Myers Squibb will make a $12 million equity investment in Compugen.

Compugen will sponsor the ongoing two-part Phase 1 trial, which includes the evaluation of the combination of COM701 and Opdivo in four tumor types, including non-small cell lung, ovarian, breast and endometrial cancer. The collaboration is also designed to address potential future combinations, including trials sponsored by Bristol-Myers Squibb to investigate combined inhibition of checkpoint mechanisms, such as PVRIG and TIGIT. The clinical combination of multiple immune checkpoint inhibition is designed to test the biological rationale of the PVRIG pathway and the synergistic activity demonstrated in preclinical models.

“We are excited to have Bristol-Myers Squibb, the global leader in immuno-oncology, as a collaborator and strategic investor in Compugen,” said Anat Cohen-Dayag, Ph.D., President and CEO of Compugen Ltd. “This collaboration gives Compugen access to Bristol-Myers Squibb’s Opdivo, enabling the evaluation of COM701 plus a PD-1 inhibitor and potentially accelerating the timeline for clinical testing of COM701 as part of other novel combinations.”

“Our goal is to evaluate whether the innovative combination of COM701 with Opdivo is safe and active in various tumor types,” said Fouad Namouni, M.D., Head of Development, Oncology, Bristol-Myers Squibb. “We look forward to building a strong collaboration with Compugen and addressing significant unmet needs.”

Under the terms of the share purchase agreement, Bristol-Myers Squibb will make a $12 million investment in Compugen comprised of 2,424,243 million shares of Compugen stock purchased at $4.95 per share, representing a 33% premium over the average closing price on the last 20 NASDAQ trading days.  The investment is expected to close on or about October 12, 2018, subject to closing conditions.

Specific terms of the agreement can be found here.

Compugen Conference Call and Webcast Information
Compugen management will host a conference call today, Wednesday October 10, 2018, at 8:30 a.m. ET to discuss the clinical collaboration. To access the live conference call by telephone, please dial 1-888-668-9141 from the U.S. or +972-3-918-0609 internationally. The conference call will also be available via live webcast through Compugen’s website, located at the following link. Following the live audio webcast, a replay will be available on the Company’s website.

About COM701
COM701 is a humanized antibody that binds with high affinity to PVRIG, a novel B7/CD28-like immune checkpoint target candidate discovered by Compugen, blocking the interaction with its ligand, PVRL2. Blockade of PVRIG by COM701 has demonstrated potent, reproducible enhancement of T cell activation, consistent with the desired mechanism of action of activating T cells in the tumor microenvironment to generate anti-tumor immune responses.  In addition, COM701 combined with antagonist anti-PD-1 antibodies has demonstrated synergistic effects on human T cell stimulation, indicating an intersection of the PVRIG and PD-1 inhibitory pathways and the potential of these combinations to further enhance immune response against tumors.

PVRIG and TIGIT constitute parallel immune checkpoint pathways that counteract DNAM-1, a costimulatory molecule on T cells and NK cells.  Preclinical data for COM701 suggest that PVRIG may be a dominant checkpoint in diverse patient populations with tumors that express elevated PVRL2 as compared to expression of the TIGIT ligand PVR.  This include patients with breast, endometrial, and ovarian cancers.  In addition, expression studies show that PVRIG, TIGIT, and their respective ligands, are expressed in a broad variety of tumor types, such as those noted above, as well as lung, kidney, and head & neck cancers. In these tumors the blockade of both TIGIT and PVRIG may be required to sufficiently stimulate an anti-tumor immune response, with or without additional PD-1 pathway blockade.

About Opdivo
Opdivo is a programmed death-1 (PD-1) immune checkpoint inhibitor that is designed to uniquely harness the body’s own immune system to help restore anti-tumor immune response. By harnessing the body’s own immune system to fight cancer, Opdivo has become an important treatment option across multiple cancers.

Opdivo’s leading global development program is based on Bristol-Myers Squibb’s scientific expertise in the field of Immuno-Oncology and includes a broad range of clinical trials across all phases, including Phase 3, in a variety of tumor types. To date, the Opdivo clinical development program has enrolled more than 25,000 patients. The Opdivo trials have contributed to gaining a deeper understanding of the potential role of biomarkers in patient care, particularly regarding how patients may benefit from Opdivo across the continuum of PD-L1 expression.

In July 2014, Opdivo was the first PD-1 immune checkpoint inhibitor to receive regulatory approval anywhere in the world. Opdivo is currently approved in more than 60 countries, including the United States, the European Union, and Japan. In October 2015, the company’s Opdivo and Yervoy combination regimen was the first Immuno-Oncology combination to receive regulatory approval for the treatment of metastatic melanoma and is currently approved in more than 50 countries, including the United States and the European Union.

U.S. FDA-APPROVED INDICATIONS FOR OPDIVO

OPDIVO® (nivolumab) as a single agent is indicated for the treatment of patients with BRAF V600 mutation-positive unresectable or metastatic melanoma. This indication is approved under accelerated approval based on progression-free survival. Continued approval for this indication may be contingent upon verification and description of clinical benefit in the confirmatory trials.

OPDIVO® (nivolumab) as a single agent is indicated for the treatment of patients with BRAF V600 wild-type unresectable or metastatic melanoma.

OPDIVO® (nivolumab), in combination with YERVOY® (ipilimumab), is indicated for the treatment of patients with unresectable or metastatic melanoma. This indication is approved under accelerated approval based on progression-free survival. Continued approval for this indication may be contingent upon verification and description of clinical benefit in the confirmatory trials.

OPDIVO® (nivolumab) is indicated for the treatment of patients with metastatic non‑small cell lung cancer (NSCLC) with progression on or after platinum-based chemotherapy. Patients with EGFR or ALK genomic tumor aberrations should have disease progression on FDA-approved therapy for these aberrations prior to receiving OPDIVO.

OPDIVO® (nivolumab) is indicated for the treatment of patients with advanced renal cell carcinoma (RCC) who have received prior anti-angiogenic therapy.

OPDIVO® (nivolumab), in combination with YERVOY® (ipilimumab), is indicated for the treatment of patients with intermediate or poor-risk, previously untreated advanced renal cell carcinoma (RCC).

OPDIVO® (nivolumab) is indicated for the treatment of adult patients with classical Hodgkin lymphoma (cHL) that has relapsed or progressed after autologous hematopoietic stem cell transplantation (HSCT) and brentuximab vedotin or after 3 or more lines of systemic therapy that includes autologous HSCT. This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in confirmatory trials.

OPDIVO® (nivolumab) is indicated for the treatment of patients with recurrent or metastatic squamous cell carcinoma of the head and neck (SCCHN) with disease progression on or after platinum-based therapy.

OPDIVO® (nivolumab) is indicated for the treatment of patients with locally advanced or metastatic urothelial carcinoma who have disease progression during or following platinum-containing chemotherapy or have disease progression within 12 months of neoadjuvant or adjuvant treatment with platinum-containing chemotherapy. This indication is approved under accelerated approval based on tumor response rate and duration of response. Continued approval for this indication may be contingent upon verification and description of clinical benefit in confirmatory trials.

OPDIVO® (nivolumab) is indicated for the treatment of adult and pediatric (12 years and older) patients with microsatellite instability high (MSI-H) or mismatch repair deficient (dMMR) metastatic colorectal cancer (CRC) that has progressed following treatment with a fluoropyrimidine, oxaliplatin, and irinotecan. This indication is approved under accelerated approval based on overall response rate and duration of response. Continued approval for this indication may be contingent upon verification and description of clinical benefit in confirmatory trials.

OPDIVO® (nivolumab) is indicated for the treatment of patients with hepatocellular carcinoma (HCC) who have been previously treated with sorafenib. This indication is approved under accelerated approval based on tumor response rate and durability of response. Continued approval for this indication may be contingent upon verification and description of clinical benefit in the confirmatory trials.

OPDIVO® (nivolumab) is indicated for the adjuvant treatment of patients with melanoma with involvement of lymph nodes or metastatic disease who have undergone complete resection.

IMPORTANT SAFETY INFORMATION

WARNING: IMMUNE-MEDIATED ADVERSE REACTIONS

YERVOY can result in severe and fatal immune-mediated adverse reactions. These immune-mediated reactions may involve any organ system; however, the most common severe immune-mediated adverse reactions are enterocolitis, hepatitis, dermatitis (including toxic epidermal necrolysis), neuropathy, and endocrinopathy. The majority of these immune-mediated reactions initially manifested during treatment; however, a minority occurred weeks to months after discontinuation of YERVOY.

Assess patients for signs and symptoms of enterocolitis, dermatitis, neuropathy, and endocrinopathy and evaluate clinical chemistries including liver function tests (LFTs), adrenocorticotropic hormone (ACTH) level, and thyroid function tests at baseline and before each dose.

Permanently discontinue YERVOY and initiate systemic high-dose corticosteroid therapy for severe immune-mediated reactions.

Immune-Mediated Pneumonitis

OPDIVO can cause immune-mediated pneumonitis. Fatal cases have been reported. Monitor patients for signs with radiographic imaging and for symptoms of pneumonitis. Administer corticosteroids for Grade 2 or more severe pneumonitis. Permanently discontinue for Grade 3 or 4 and withhold until resolution for Grade 2. In patients receiving OPDIVO monotherapy, fatal cases of immune-mediated pneumonitis have occurred. Immune-mediated pneumonitis occurred in 3.1% (61/1994) of patients. In patients receiving OPDIVO 1 mg/kg with YERVOY 3 mg/kg, immune-mediated pneumonitis occurred in 6% (25/407) of patients. In patients receiving OPDIVO 3 mg/kg with YERVOY  1 mg/kg, immune-mediated pneumonitis occurred in 4.4% (24/547) of patients.

In Checkmate 205 and 039, pneumonitis, including interstitial lung disease, occurred in 6.0% (16/266) of patients receiving OPDIVO. Immune-mediated pneumonitis occurred in 4.9% (13/266) of patients receiving OPDIVO: Grade 3 (n=1) and Grade 2 (n=12).

Immune-Mediated Colitis

OPDIVO can cause immune-mediated colitis. Monitor patients for signs and symptoms of colitis. Administer corticosteroids for Grade 2 (of more than 5 days duration), 3, or 4 colitis. Withhold OPDIVO monotherapy for Grade 2 or 3 and permanently discontinue for Grade 4 or recurrent colitis upon re-initiation of OPDIVO. When administered with YERVOY, withhold OPDIVO and YERVOY for Grade 2 and permanently discontinue for Grade 3 or 4 or recurrent colitis. In patients receiving OPDIVO monotherapy, immune-mediated colitis occurred in 2.9% (58/1994) of patients. In patients receiving OPDIVO 1 mg/kg with YERVOY 3 mg/kg, immune-mediated colitis occurred in 26% (107/407) of patients including three fatal cases. In patients receiving OPDIVO 3 mg/kg with YERVOY 1 mg/kg, immune-mediated colitis occurred in 10% (52/547) of patients.

In a separate Phase 3 study of YERVOY 3 mg/kg, severe, life-threatening, or fatal (diarrhea of ≥7 stools above baseline, fever, ileus, peritoneal signs; Grade 3-5) immune-mediated enterocolitis occurred in 34 (7%) patients. Across all YERVOY-treated patients in that study (n=511), 5 (1%) developed intestinal perforation, 4 (0.8%) died as a result of complications, and 26 (5%) were hospitalized for severe enterocolitis.

Immune-Mediated Hepatitis

OPDIVO can cause immune-mediated hepatitis. Monitor patients for abnormal liver tests prior to and periodically during treatment. Administer corticosteroids for Grade 2 or greater transaminase elevations. For patients without HCC, withhold OPDIVO for Grade 2 and permanently discontinue OPDIVO for Grade 3 or 4. For patients with HCC, withhold OPDIVO and administer corticosteroids if AST/ALT is within normal limits at baseline and increases to >3 and up to 5 times the upper limit of normal (ULN), if AST/ALT is >1 and up to 3 times ULN at baseline and increases to >5 and up to 10 times the ULN, and if AST/ALT is >3 and up to 5 times ULN at baseline and increases to >8 and up to 10 times the ULN. Permanently discontinue OPDIVO and administer corticosteroids if AST or ALT increases to >10 times the ULN or total bilirubin increases >3 times the ULN. In patients receiving OPDIVO monotherapy, immune-mediated hepatitis occurred in 1.8% (35/1994) of patients. In patients receiving OPDIVO 1 mg/kg with YERVOY 3 mg/kg, immune-mediated hepatitis occurred in 13% (51/407) of patients. In patients receiving OPDIVO 3 mg/kg with YERVOY 1 mg/kg, immune-mediated hepatitis occurred in 7% (38/547) of patients.

In Checkmate 040, immune-mediated hepatitis requiring systemic corticosteroids occurred in 5% (8/154) of patients receiving OPDIVO.

In a separate Phase 3 study of YERVOY 3 mg/kg, severe, life-threatening, or fatal hepatotoxicity (AST or ALT elevations >5x the ULN or total bilirubin elevations >3x the ULN; Grade 3-5) occurred in 8 (2%) patients, with fatal hepatic failure in 0.2% and hospitalization in 0.4%.

Immune-Mediated Neuropathies

In a separate Phase 3 study of YERVOY 3 mg/kg, 1 case of fatal Guillain-Barré syndrome and 1 case of severe (Grade 3) peripheral motor neuropathy were reported.

Immune-Mediated Endocrinopathies

OPDIVO can cause immune-mediated hypophysitis, immune-mediated adrenal insufficiency, autoimmune thyroid disorders, and Type 1 diabetes mellitus. Monitor patients for signs and symptoms of hypophysitis, signs and symptoms of adrenal insufficiency, thyroid function prior to and periodically during treatment, and hyperglycemia. Administer hormone replacement as clinically indicated and corticosteroids for Grade 2 or greater hypophysitis. Withhold for Grade 2 or 3 and permanently discontinue for Grade 4 hypophysitis. Administer corticosteroids for Grade 3 or 4 adrenal insufficiency. Withhold for Grade 2 and permanently discontinue for Grade 3 or 4 adrenal insufficiency. Administer hormone-replacement therapy for hypothyroidism. Initiate medical management for control of hyperthyroidism. Withhold OPDIVO for Grade 3 and permanently discontinue for Grade 4 hyperglycemia.

In patients receiving OPDIVO monotherapy, hypophysitis occurred in 0.6% (12/1994) of patients. In patients receiving OPDIVO 1 mg/kg with YERVOY 3 mg/kg, hypophysitis occurred in 9% (36/407) of patients. In patients receiving OPDIVO 3 mg/kg with YERVOY 1 mg/kg, hypophysitis occurred in 4.6% (25/547) of patients In patients receiving OPDIVO monotherapy, adrenal insufficiency occurred in 1% (20/1994) of patients. In patients receiving OPDIVO 1 mg/kg with YERVOY 3 mg/kg, adrenal insufficiency occurred in 5% (21/407) of patients. In patients receiving OPDIVO 3 mg/kg with YERVOY 1 mg/kg, adrenal insufficiency occurred in 7% (41/547) of patients.  In patients receiving OPDIVO monotherapy, hypothyroidism or thyroiditis resulting in hypothyroidism occurred in 9% (171/1994) of patients. Hyperthyroidism occurred in 2.7% (54/1994) of patients receiving OPDIVO monotherapy. In patients receiving OPDIVO 1 mg/kg with YERVOY 3 mg/kg, hypothyroidism or thyroiditis resulting in hypothyroidism occurred in 22% (89/407) of patients. Hyperthyroidism occurred in 8% (34/407) of patients receiving this dose of OPDIVO with YERVOY. In patients receiving OPDIVO 3 mg/kg with YERVOY 1 mg/kg, hypothyroidism or thyroiditis resulting in hypothyroidism occurred in 22% (119/547) of patients. Hyperthyroidism occurred in 12% (66/547) of patients receiving this dose of OPDIVO with YERVOY. In patients receiving OPDIVO monotherapy, diabetes occurred in 0.9% (17/1994) of patients. In patients receiving OPDIVO 1 mg/kg with YERVOY 3 mg/kg, diabetes occurred in 1.5% (6/407) of patients. In patients receiving OPDIVO 3 mg/kg with YERVOY 1 mg/kg, diabetes occurred in 2.7% (15/547) of patients.

In a separate Phase 3 study of YERVOY 3 mg/kg, severe to life-threatening immune-mediated endocrinopathies (requiring hospitalization, urgent medical intervention, or interfering with activities of daily living; Grade 3-4) occurred in 9 (1.8%) patients. All 9 patients had hypopituitarism, and some had additional concomitant endocrinopathies such as adrenal insufficiency, hypogonadism, and hypothyroidism. 6 of the 9 patients were hospitalized for severe endocrinopathies.

Immune-Mediated Nephritis and Renal Dysfunction

OPDIVO can cause immune-mediated nephritis. Monitor patients for elevated serum creatinine prior to and periodically during treatment. Administer corticosteroids for Grades 2-4 increased serum creatinine. Withhold OPDIVO for Grade 2 or 3 and permanently discontinue for Grade 4 increased serum creatinine. In patients receiving OPDIVO monotherapy, immune-mediated nephritis and renal dysfunction occurred in 1.2% (23/1994) of patients. In patients receiving OPDIVO 1 mg/kg with YERVOY 3 mg/kg, immune-mediated nephritis and renal dysfunction occurred in 2.2% (9/407) of patients. In patients receiving OPDIVO 3 mg/kg with YERVOY 1 mg/kg, immune-mediated nephritis and renal dysfunction occurred in 4.6% (25/547) of patients.

Immune-Mediated Skin Adverse Reactions and Dermatitis

OPDIVO can cause immune-mediated rash, including Stevens-Johnson syndrome (SJS) and toxic epidermal necrolysis (TEN), some cases with fatal outcome. Administer corticosteroids for Grade 3 or 4 rash. Withhold for Grade 3 and permanently discontinue for Grade 4 rash. For symptoms or signs of SJS or TEN, withhold OPDIVO and refer the patient for specialized care for assessment and treatment; if confirmed, permanently discontinue. In patients receiving OPDIVO monotherapy, immune-mediated rash occurred in 9% (171/1994) of patients. In patients receiving OPDIVO 1 mg/kg with YERVOY 3 mg/kg, immune-mediated rash occurred in 22.6% (92/407) of patients. In patients receiving OPDIVO 3 mg/kg with YERVOY 1 mg/kg, immune-mediated rash occurred in 16.6% (91/547) of patients.

In a separate Phase 3 study of YERVOY 3 mg/kg, severe, life-threatening, or fatal immune-mediated dermatitis (eg, Stevens-Johnson syndrome, toxic epidermal necrolysis, or rash complicated by full thickness dermal ulceration, or necrotic, bullous, or hemorrhagic manifestations; Grade 3-5) occurred in 13 (2.5%) patients. 1 (0.2%) patient died as a result of toxic epidermal necrolysis. 1 additional patient required hospitalization for severe dermatitis.

Immune-Mediated Encephalitis

OPDIVO can cause immune-mediated encephalitis. Evaluation of patients with neurologic symptoms may include, but not be limited to, consultation with a neurologist, brain MRI, and lumbar puncture. Withhold OPDIVO in patients with new-onset moderate to severe neurologic signs or symptoms and evaluate to rule out other causes. If other etiologies are ruled out, administer corticosteroids and permanently discontinue OPDIVO for immune-mediated encephalitis. In patients receiving OPDIVO monotherapy, encephalitis occurred in 0.2% (3/1994) of patients. Fatal limbic encephalitis occurred in one patient after 7.2 months of exposure despite discontinuation of OPDIVO and administration of corticosteroids. Encephalitis occurred in one patient receiving OPDIVO 1 mg/kg with YERVOY 3 mg/kg (0.2%) after 1.7 months of exposure. Encephalitis occurred in one patient receiving OPDIVO 3 mg/kg with YERVOY 1 mg/kg (0.2%) after approximately 4 months of exposure.

Other Immune-Mediated Adverse Reactions

Based on the severity of the adverse reaction, permanently discontinue or withhold OPDIVO, administer high-dose corticosteroids, and, if appropriate, initiate hormone-replacement therapy. Across clinical trials of OPDIVO monotherapy or in combination with YERVOY, the following clinically significant immune-mediated adverse reactions, some with fatal outcome, occurred in <1.0% of patients receiving OPDIVO: myocarditis, rhabdomyolysis, myositis, uveitis, iritis, pancreatitis, facial and abducens nerve paresis, demyelination, polymyalgia rheumatica, autoimmune neuropathy, Guillain-Barré syndrome, hypopituitarism, systemic inflammatory response syndrome, gastritis, duodenitis, sarcoidosis, histiocytic necrotizing lymphadenitis (Kikuchi lymphadenitis), motor dysfunction, vasculitis, aplastic anemia, pericarditis,  and myasthenic syndrome.

If uveitis occurs in combination with other immune-mediated adverse reactions, consider a Vogt-Koyanagi-Harada-like syndrome, which has been observed in patients receiving OPDIVO and may require treatment with systemic steroids to reduce the risk of permanent vision loss.

Infusion Reactions

OPDIVO can cause severe infusion reactions, which have been reported in <1.0% of patients in clinical trials. Discontinue OPDIVO in patients with Grade 3 or 4 infusion reactions. Interrupt or slow the rate of infusion in patients with Grade 1 or 2. In patients receiving OPDIVO monotherapy as a 60-minute infusion, infusion-related reactions occurred in 6.4% (127/1994) of patients. In a separate study in which patients received OPDIVO monotherapy as a 60-minute infusion or a 30-minute infusion, infusion-related reactions occurred in 2.2% (8/368) and 2.7% (10/369) of patients, respectively. Additionally, 0.5% (2/368) and 1.4% (5/369) of patients, respectively, experienced adverse reactions within 48 hours of infusion that led to dose delay, permanent discontinuation or withholding of OPDIVO. In patients receiving OPDIVO 1 mg/kg with ipilimumab 3 mg/kg every 3 weeks, infusion-related reactions occurred in 2.5% (10/407) of patients. In patients receiving OPDIVO 3 mg/kg with YERVOY 1 mg/kg, infusion-related reactions occurred in 5.1% (28/547) of patients.

Complications of Allogeneic HSCT after OPDIVO

Complications, including fatal events, occurred in patients who received allogeneic HSCT after OPDIVO. Outcomes were evaluated in 17 patients from Checkmate 205 and 039, who underwent allogeneic HSCT after discontinuing OPDIVO (15 with reduced-intensity conditioning, 2 with myeloablative conditioning). Thirty-five percent (6/17) of patients died from complications of allogeneic HSCT after OPDIVO. Five deaths occurred in the setting of severe or refractory GVHD. Grade 3 or higher acute GVHD was reported in 29% (5/17) of patients. Hyperacute GVHD was reported in 20% (n=2) of patients. A steroid-requiring febrile syndrome, without an identified infectious cause, was reported in 35% (n=6) of patients. Two cases of encephalitis were reported: Grade 3 (n=1) lymphocytic encephalitis without an identified infectious cause, and Grade 3 (n=1) suspected viral encephalitis. Hepatic veno-occlusive disease (VOD) occurred in one patient, who received reduced-intensity conditioned allogeneic HSCT and died of GVHD and multi-organ failure. Other cases of hepatic VOD after reduced-intensity conditioned allogeneic HSCT have also been reported in patients with lymphoma who received a PD-1 receptor blocking antibody before transplantation. Cases of fatal hyperacute GVHD have also been reported. These complications may occur despite intervening therapy between PD-1 blockade and allogeneic HSCT.

Follow patients closely for early evidence of transplant-related complications such as hyperacute GVHD, severe (Grade 3 to 4) acute GVHD, steroid-requiring febrile syndrome, hepatic VOD, and other immune-mediated adverse reactions, and intervene promptly.

Embryo-Fetal Toxicity

Based on their mechanisms of action, OPDIVO and YERVOY can cause fetal harm when administered to a pregnant woman. Advise pregnant women of the potential risk to a fetus. Advise females of reproductive potential to use effective contraception during treatment with an OPDIVO- or YERVOY- containing regimen and for at least 5 months after the last dose of OPDIVO.

Lactation

It is not known whether OPDIVO or YERVOY is present in human milk. Because many drugs, including antibodies, are excreted in human milk and because of the potential for serious adverse reactions in nursing infants from an OPDIVO-containing regimen, advise women to discontinue breastfeeding during treatment. Advise women to discontinue breastfeeding during treatment with YERVOY and for 3 months following the final dose.

Serious Adverse Reactions

In Checkmate 037, serious adverse reactions occurred in 41% of patients receiving OPDIVO (n=268). Grade 3 and 4 adverse reactions occurred in 42% of patients receiving OPDIVO. The most frequent Grade 3 and 4 adverse drug reactions reported in 2% to <5% of patients receiving OPDIVO were abdominal pain, hyponatremia, increased aspartate aminotransferase, and increased lipase. In Checkmate 066, serious adverse reactions occurred in 36% of patients receiving OPDIVO (n=206). Grade 3 and 4 adverse reactions occurred in 41% of patients receiving OPDIVO. The most frequent Grade 3 and 4 adverse reactions reported in ≥2% of patients receiving OPDIVO were gamma-glutamyltransferase increase (3.9%) and diarrhea (3.4%). In Checkmate 067, serious adverse reactions (73% and 37%), adverse reactions leading to permanent discontinuation (43% and 14%) or to dosing delays (55% and 28%), and Grade 3 or 4 adverse reactions (72% and 44%) all occurred more frequently in the OPDIVO plus YERVOY arm (n=313) relative to the OPDIVO arm (n=313). The most frequent (≥10%) serious adverse reactions in the OPDIVO plus YERVOY arm and the OPDIVO arm, respectively, were diarrhea (13% and 2.6%), colitis (10% and 1.6%), and pyrexia (10% and 0.6%). In Checkmate 017 and 057, serious adverse reactions occurred in 46% of patients receiving OPDIVO (n=418). The most frequent serious adverse reactions reported in at least 2% of patients receiving OPDIVO were pneumonia, pulmonary embolism, dyspnea, pyrexia, pleural effusion, pneumonitis, and respiratory failure. In Checkmate 025, serious adverse reactions occurred in 47% of patients receiving OPDIVO (n=406). The most frequent serious adverse reactions reported in ≥2% of patients were acute kidney injury, pleural effusion, pneumonia, diarrhea, and hypercalcemia.

In Checkmate 214, serious adverse reactions occurred in 59% of patients receiving OPDIVO plus YERVOY and in 43% of patients receiving sunitinib. The most frequent serious adverse reactions reported in at least 2% of patients were diarrhea, pyrexia, pneumonia, pneumonitis, hypophysitis, acute kidney injury, dyspnea, adrenal insufficiency, and colitis; in patients treated with sunitinib, they were pneumonia, pleural effusion, and dyspnea. In Checkmate 205 and 039, adverse reactions leading to discontinuation occurred in 7% and dose delays due to adverse reactions occurred in 34% of patients (n=266). Serious adverse reactions occurred in 26% of patients. The most frequent serious adverse reactions reported in ≥1% of patients were pneumonia, infusion-related reaction, pyrexia, colitis or diarrhea, pleural effusion, pneumonitis, and rash. Eleven patients died from causes other than disease progression: 3 from adverse reactions within 30 days of the last OPDIVO dose, 2 from infection 8 to 9 months after completing OPDIVO, and 6 from complications of allogeneic HSCT.  In Checkmate 141, serious adverse reactions occurred in 49% of patients receiving OPDIVO (n=236).  The most frequent serious adverse reactions reported in at least 2% of patients receiving OPDIVO were pneumonia, dyspnea, respiratory failure, respiratory tract infection, and sepsis. In Checkmate 275, serious adverse reactions occurred in 54% of patients receiving OPDIVO (n=270). The most frequent serious adverse reactions reported in at least 2% of patients receiving OPDIVO were urinary tract infection, sepsis, diarrhea, small intestine obstruction, and general physical health deterioration. In Checkmate 040, serious adverse reactions occurred in 49% of patients (n=154). The most frequent serious adverse reactions reported in at least 2% of patients were pyrexia, ascites, back pain, general physical health deterioration, abdominal pain, and pneumonia. In Checkmate 238, Grade 3 or 4 adverse reactions occurred in 25% of OPDIVO-treated patients (n=452). The most frequent Grade 3 and 4 adverse reactions reported in at least 2% of OPDIVO-treated patients were diarrhea and increased lipase and amylase. Serious adverse reactions occurred in 18% of OPDIVO-treated patients.

Common Adverse Reactions

In Checkmate 037, the most common adverse reaction (≥20%) reported with OPDIVO (n=268) was rash (21%). In Checkmate 066, the most common adverse reactions (≥20%) reported with OPDIVO (n=206) vs dacarbazine (n=205) were fatigue (49% vs 39%), musculoskeletal pain (32% vs 25%), rash (28% vs 12%), and pruritus (23% vs 12%). In Checkmate 067, the most common (≥20%) adverse reactions in the OPDIVO plus YERVOY arm (n=313) were fatigue (59%), rash (53%), diarrhea (52%), nausea (40%), pyrexia (37%), vomiting (28%), and dyspnea (20%). The most common (≥20%) adverse reactions in the OPDIVO (n=313) arm were fatigue (53%), rash (40%), diarrhea (31%), and nausea (28%). In Checkmate 017 and 057, the most common adverse reactions (≥20%) in patients receiving OPDIVO (n=418) were fatigue, musculoskeletal pain, cough, dyspnea, and decreased appetite. In Checkmate 025, the most common adverse reactions (≥20%) reported in patients receiving OPDIVO (n=406) vs everolimus (n=397) were fatigue (56% vs 57%), cough (34% vs 38%), nausea (28% vs 29%), rash (28% vs 36%), dyspnea (27% vs 31%), diarrhea (25% vs 32%), constipation (23% vs 18%), decreased appetite (23% vs 30%), back pain (21% vs 16%), and arthralgia (20% vs 14%). In Checkmate 214, the most common adverse reactions (≥20%)  reported in patients treated with OPDIVO plus YERVOY (n=547) vs sunitinib (n=535) were fatigue (58% vs 69%), rash (39% vs 25%), diarrhea (38% vs 58%), musculoskeletal pain (37% vs 40%), pruritus (33% vs 11%), nausea (30% vs 43%), cough (28% vs 25%), pyrexia (25% vs 17%), arthralgia (23% vs 16%), and decreased appetite (21% vs 29%).  In Checkmate 205 and 039, the most common adverse reactions (≥20%) reported in patients receiving OPDIVO (n=266) were upper respiratory tract infection (44%), fatigue (39%), cough (36%), diarrhea (33%), pyrexia (29%), musculoskeletal pain (26%), rash (24%), nausea (20%) and pruritus (20%).   In Checkmate 141, the most common adverse reactions (≥10%) in patients receiving OPDIVO (n=236) were cough and dyspnea at a higher incidence than investigator’s choice. In Checkmate 275, the most common adverse reactions (≥ 20%) reported in patients receiving OPDIVO (n=270) were fatigue (46%), musculoskeletal pain (30%), nausea (22%), and decreased appetite (22%). In Checkmate 040, the most common adverse reactions (≥20%) in patients receiving OPDIVO (n=154) were fatigue (38%), musculoskeletal pain (36%), abdominal pain (34%), pruritus (27%), diarrhea (27%), rash (26%), cough (23%), and decreased appetite (22%). In Checkmate 238, the most common adverse reactions (≥20%) reported in OPDIVO-treated patients (n=452) vs ipilimumab-treated patients (n=453) were fatigue (57% vs 55%), diarrhea (37% vs 55%), rash (35% vs 47%), musculoskeletal pain (32% vs 27%), pruritus (28% vs 37%), headache (23% vs 31%), nausea (23% vs 28%), upper respiratory infection (22% vs 15%), and abdominal pain (21% vs 23%). The most common immune-mediated adverse reactions were rash (16%), diarrhea/colitis (6%), and hepatitis (3%). The most common adverse reactions (≥20%) in patients who received OPDIVO as a single agent were fatigue, rash, musculoskeletal pain, pruritus, diarrhea, nausea, asthenia, cough, dyspnea, constipation, decreased appetite, back pain, arthralgia, upper respiratory tract infection, pyrexia, headache, and abdominal pain.

In a separate Phase 3 study of YERVOY 3 mg/kg, the most common adverse reactions (≥5%) in patients who received YERVOY at 3 mg/kg were fatigue (41%), diarrhea (32%), pruritus (31%), rash (29%), and colitis (8%).

Please see U.S. Full Prescribing Information for OPDIVO and YERVOY, including Boxed WARNING regarding immune-mediated adverse reactions for YERVOY

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. For more information about Bristol-Myers Squibb, visit us at BMS.com or follow us on LinkedIn, Twitter, YouTube and Facebook.

About Compugen
Compugen is a therapeutic discovery and development company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company’s therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered, including T cell immune checkpoints and myeloid target programs. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development. The Company is headquartered in Israel with R&D facilities in both Israel and South San Francisco, CA. Compugen’s ordinary shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen's corporate website at www.cgen.com.

Bristol-Myers Squibb Forward-Looking Statement
This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995 regarding the research, development and commercialization of pharmaceutical products. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the Opdivo plus COM701 combination will receive regulatory approval in the US for any of the indications described in this release. Forward-looking statements in this press release should be evaluated together with the many uncertainties that affect Bristol-Myers Squibb's business, particularly those identified in the cautionary factors discussion in Bristol-Myers Squibb's Annual Report on Form 10-K for the year ended December 31, 2017 in our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K. Bristol-Myers Squibb undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Compugen Forward Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the success of the collaboration with Bristol-Myers Squibb, Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors, including the ability to finance the Company, are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Contacts
Bristol-Myers Squibb
Media:
Lisa McCormick Lavery, 609-252-7602, lisa.mccormicklavery@bms.com

Investors:
Tim Power, 609-252-7509, timothy.power@bms.com
Bill Szablewski, 609-252-5894, william.szablewski@bms.com

Compugen
Elana Holzman, +972 (3) 765-8124, elanah@cgen.com
Jill Steier (Burns McClellan) 212-213-0006, jsteier@burnsmc.com